Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

August 4, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention:    Alison White, Esq.
        Re:    Global X Funds
            File No. 333-151713, 811-22209
Dear Ms. White:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 642 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Solar ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on May 24, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on July 29, 2021. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on August 3, 2021 to the undersigned.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
August 4, 2021

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS
PRINCIPAL INVESTMENT STRATEGIES
1. Comment: Please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to remove the following sentence: “Solely for purposes of complying with this policy, the Fund only views securities issued by Solar Companies (as defined below) as satisfying this criterion.”
Response: The Registrant has updated the sections of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” and “ADDITIONAL INFORMATION ABOUT THE FUND” as shown below in response to the Staff’s comment:
PRINCIPAL INVESTMENT STRATEGIES
The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Solar Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. ~~Solely for purposes of complying with this policy, the Fund only views securities issued by Solar Companies (as defined below) as satisfying this criterion.~~

ADDITIONAL INFORMATION ABOUT THE FUND

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
August 4, 2021

The Fund invests at least 80% of its total assets in the securities of the Underlying Index. ~~Solely for purposes of complying with this policy, the Fund only views securities issued by Solar Companies as satisfying this criterion.~~
2. Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please revise the following sentence to remove references to “operating income, or assets” consistent with the Underlying Index methodology: “Solar Companies are those companies that derive at least 50% of their revenues, operating income, or assets from the following business activities: . . .”
Response: The Registrant has revised the sentence in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the Staff’s comment:
Solar Companies are those companies that derive at least 50% of their revenues~~, operating income, or~~
~~assets~~  from the following business activities: . . .”
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.